18th Floor, One Exchange Square
8 Connaught Place, Central
Hong Kong
Tel: +852.2912.2500 Fax: +852.2912.2600
www.lw.com
瑞生國際律師事務所	香港中環康樂廣場八號交易廣場第一座十八樓

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
March 11, 2014	Boston	New Jersey
	Brussels	New York
VIA EDGAR CORRESPONDENCE	Chicago	Orange County
	Doha	Paris
Larry Spirgel, Assistant Director	Dubai	Riyadh
Terry French, Accounting Branch Chief	Düsseldorf	Rome
Christine Adams, Senior Staff Accountant	Frankfurt	San Diego
Brandon Hill, Attorney-Adviser	Hamburg	San Francisco
	Hong Kong	Shanghai
United States Securities and Exchange Commission	Houston	Silicon Valley
Division of Corporation Finance	London	Singapore
100 F Street, N.E.	Los Angeles	Tokyo
Washington, D.C. 20549-3628	Madrid	Washington, D.C.

Re:	Nord Anglia Education, Inc.
Registration Statement on Form F-1

Dear Mr. Spirgel, Mr. French, Ms. Adams and Mr. Hill:

On behalf of our client, Nord Anglia Education, Inc. (the “Company”), we are hereby filing the Company’s Amendment No. 1 to the Registration Statement on Form F-1 (the “Registration Statement”).  For your ease of reference, we will hand deliver to you four courtesy copies of Amendment No. 1 marked to show changes to the Registration Statement filed with the Securities and Exchange Commission on February 18, 2014.

If you have any questions regarding the Registration Statement, please contact me at +852-2912-2515 (work) or +852-9192-7430 (cell) or eugene.lee@lw.com or Dominik Sklenar at +852-2912-2562 (work) or + 852-9098-3975 (cell) or dominik.sklenar@lw.com.

Respectfully submitted,

/s/ Eugene Y. Lee
Eugene Y. Lee
of LATHAM & WATKINS

Enclosures

Joseph A. Bevash Kenneth D. C. Chan Howard K. H. Lam	Eugene Y. Lee Michael S. L. Liu Jane M. S. Ng	Simon D. Powell Ing Loong Yang Cheung Ying Yeung	Registered Foreign Lawyers: Bryant B. Edwards (California) Timothy M. Gardner (New York) Ji Liu (California) David J. Miles (England and Wales)

cc:

Andrew Fitzmaurice, Chief Executive Officer, Nord Anglia Education, Inc.
Graeme Halder, Chief Financial Officer, Nord Anglia Education, Inc.
Marc Jaffe, Esq., Latham & Watkins LLP, New York
Ian D. Schuman, Esq., Latham & Watkins LLP, New York
Rod Miller, Esq., Milbank, Tweed, Hadley & McCloy LLP, New York
Joshua M. Zimmerman, Esq., Milbank, Tweed, Hadley & McCloy, Hong Kong
David Teager, PricewaterhouseCoopers LLP, United Kingdom